FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For November 4, 2011

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Third quarter 2011 Results

Contents (continued)

Page

Risk and balance sheet management	98

Capital	98

Funding and liquidity risk	102

Credit risk	111

Market risk	148

Additional information	153

Appendix 1 Income statement reconciliations

Appendix 2 Businesses outlined for disposal

Appendix 3 Additional risk management disclosures

Appendix 4 Asset Protection Scheme

Glossary of terms

Forward-looking statements

Certain sections in this document contain 'forward-looking statements' as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words 'expect', 'estimate', 'project', 'anticipate', 'believes', 'should', 'intend', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'will', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on such expressions.

In particular, this document includes forward-looking statements relating, but not limited to: the Group's restructuring plans, capitalisation, portfolios, net interest margin, capital ratios, liquidity, risk weighted assets, return on equity (ROE), profitability, cost:income ratios, leverage and loan:deposit ratios, funding and risk profile;  certain ring-fencing proposals; the Group's future financial performance; the level and extent of future impairments and write-downs, including sovereign debt impairments; the protection provided by the Asset Protection Scheme (APS); and the Group's potential exposures to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. These statements are based on current plans, estimates and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. For example, certain market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: the full nationalisation of the Group or other resolution procedures under the Banking Act 2009; the global economic and financial market conditions and other geopolitical risks, and their impact on the financial industry in general and on the Group in particular; the financial stability of other financial institutions, and the Group's counterparties and borrowers; the ability to complete restructurings on a timely basis, or at all, including the disposal of certain Non-Core assets and assets and businesses required as part of the EC State Aid restructuring plan; organisational restructuring, including any adverse consequences of a failure to transfer, or delay in transferring, certain businesses, assets and liabilities from RBS Bank N.V. to RBS plc; the ability to access sufficient funding to meet liquidity needs; the extent of future write-downs and impairment charges caused by depressed asset valuations; the inability to hedge certain risks economically; costs or exposures borne by the Group arising out of the origination or sale of mortgages or mortgage-backed securities in the United States; the value and effectiveness of any credit protection purchased by the Group; unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices and basis, volatility and correlation risks; changes in the credit ratings of the Group; ineffective management of capital or changes to capital adequacy or liquidity requirements; changes to the valuation of financial instruments recorded at fair value; competition and consolidation in the banking sector; HM Treasury exercising influence over the operations of the Group; the ability of the Group to attract or retain senior management or other key employees; regulatory or legal changes (including those requiring any restructuring of the Group's operations) in the United Kingdom, the United States and other countries in which the Group operates or a change in United Kingdom Government policy; changes to regulatory requirements relating to capital and liquidity; changes to the monetary and interest rate policies of central banks and other government and regulatory bodies; impairments of goodwill; pension fund shortfalls; litigation and regulatory investigations; general operational risks; insurance claims; reputational risk; changes in UK and foreign laws, regulations, accounting standards and taxes, including changes in regulatory capital regulations and liquidity requirements; the recommendations made by the UK Independent Commission on Banking and their potential implications; the participation of the Group in the APS and the effect of the APS on the Group's financial and capital position; the ability to access the contingent capital arrangements with HM Treasury; the conversion of the B Shares in accordance with their terms; limitations on, or additional requirements imposed on, the Group's activities as a result of HM Treasury's investment in the Group; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this announcement, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Presentation of information

The financial information on pages 5 to 57, prepared using the Group's accounting policies, shows the underlying performance of the Group on a managed basis which excludes certain one-off and other items. This information is provided to give a better understanding of the results of the Group's operations. Group operating profit on this basis excludes:

•	movements in the fair value of own debt;

•	Asset Protection Scheme credit default swap - fair value changes;

•	Payment Protection Insurance costs;

•	sovereign debt impairment and related interest rate hedge adjustments;

•	amortisation of purchased intangible assets;

•	integration and restructuring costs;

•	gain on redemption of own debt;

•	strategic disposals;

•	bonus tax; and

•	RFS Holdings minority interest (RFS MI).

Net interest margin
The basis of calculating the net interest margin (NIM) was refined in Q1 2011 and reflects the actual number of days in each quarter. Group and divisional NIMs for 2010 have been re-computed on the new basis.

Results summary

	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010
	£m	£m	£m	£m	£m

Core
Total income (1)	6,312	6,789	7,047	20,648	22,560
Operating expenses (2)	(3,498)	(3,557)	(3,535)	(10,853)	(10,854)
Insurance net claims	(696)	(703)	(998)	(2,183)	(3,109)
Operating profit before impairment losses (3)	2,118	2,529	2,514	7,612	8,597
Impairment losses (4)	(854)	(853)	(782)	(2,579)	(2,850)
Operating profit (3)	1,264	1,676	1,732	5,033	5,747

Non-Core
Total income (1)	46	978	870	1,510	2,643
Operating expenses (2)	(323)	(335)	(561)	(981)	(1,775)
Insurance net claims	(38)	(90)	(144)	(256)	(492)
Operating (loss)/profit before impairment losses (3)	(315)	553	165	273	376
Impairment losses (4)	(682)	(1,411)	(1,171)	(3,168)	(4,265)
Operating loss (3)	(997)	(858)	(1,006)	(2,895)	(3,889)

Total
Total income (1)	6,358	7,767	7,917	22,158	25,203
Operating expenses (2)	(3,821)	(3,892)	(4,096)	(11,834)	(12,629)
Insurance net claims	(734)	(793)	(1,142)	(2,439)	(3,601)
Operating profit before impairment losses (3)	1,803	3,082	2,679	7,885	8,973
Impairment losses (4)	(1,536)	(2,264)	(1,953)	(5,747)	(7,115)
Operating profit (3)	267	818	726	2,138	1,858
Fair value of own debt	2,357	339	(858)	2,216	(408)
Asset Protection Scheme credit default swap - fair value changes	(60)	(168)	(825)	(697)	(825)
Payment Protection Insurance costs	-	(850)	-	(850)	-
Sovereign debt impairment	(142)	(733)	-	(875)	-
Other items	(418)	(84)	(603)	(722)	(1,016)
Profit/(loss) before tax	2,004	(678)	(1,560)	1,210	(391)

Memo: Profit/(loss) before tax, pre APS	2,064	(510)	(735)	1,907	434

For definitions of the notes refer to page 7.

Results summary (continued)

	Quarter ended			Nine months ended
Key metrics	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010

Performance ratios
Core
- Net interest margin	2.10%	2.18%	2.28%	2.18%	2.23%
- Cost:income ratio (5)	62%	58%	58%	59%	56%
- Return on equity	8.5%	11.7%	12.6%	11.7%	13.7%
- Adjusted earnings per ordinary and B share from continuing operations	-	0.7p	1.1p	1.3p	2.0p
- Adjusted earnings per ordinary and B share from continuing operations assuming a normalised tax rate of 26.5% (2010 - 28.0%)	0.9p	1.1p	1.2p	3.4p	3.7p
Non-Core
- Net interest margin	0.43%	0.87%	1.04%	0.74%	1.18%
- Cost:income ratio (5)	nm	38%	77%	78%	83%
Group
- Net interest margin	1.84%	1.97%	2.03%	1.94%	2.00%
- Cost:income ratio (5)	68%	56%	60%	60%	58%
Continuing operations
- Basic earnings/(loss) per ordinary and B share (6)	1.1p	(0.8p)	(1.1p)	(0.2p)	(0.5p)

nm = not meaningful

For definitions of the notes refer to page 7.

Results summary (continued)

	30 September 2011	30 June 2011	Change	31 December 2010	Change

Capital and balance sheet
Funded balance sheet (7)	£1,035bn	£1,051bn	(2%)	£1,026bn	1%
Total assets	£1,608bn	£1,446bn	11%	£1,454bn	11%
Loan:deposit ratio - Core (8)	95%	96%	(100bp)	96%	(100bp)
Loan:deposit ratio - Group (8)	112%	114%	(200bp)	117%	(500bp)
Risk-weighted assets - gross	£512bn	£529bn	(3%)	£571bn	(10%)
Benefit of Asset Protection Scheme (APS)	(£89bn)	(£95bn)	(6%)	(£106bn)	(16%)
Risk-weighted assets - net of APS	£423bn	£434bn	(3%)	£465bn	(9%)
Total equity	£79bn	£76bn	4%	£77bn	3%
Core Tier 1 ratio*	11.3%	11.1%	20bp	10.7%	60bp
Tier 1 ratio	13.8%	13.5%	30bp	12.9%	90bp
Risk elements in lending (REIL)	£43bn	£42bn	2%	£39bn	10%
REIL as a % of gross loans and advances (9)	8.4%	8.3%	10bp	7.3%	110bp
Tier 1 leverage ratio (10)	17.5x	17.8x	(2%)	16.8x	4%
Tangible equity leverage ratio (11)	5.7%	5.3%	40bp	5.5%	20bp
Tangible equity per ordinary and B share (12)	52.6p	50.3p	5%	51.1p	3%

* Benefit of APS in Core Tier 1 ratio is 1.3% at 30 September 2011 (30 June 2011 - 1.3%; 31 December 2010 - 1.2%).

Notes:
(1)
Excluding movements in the fair value of own debt, Asset Protection Scheme credit default swap - fair value changes, gain on redemption of own debt, strategic disposals and RFS Holdings minority interest.

(2)	Excluding Payment Protection Insurance costs, amortisation of purchased intangible assets, integration and restructuring costs, bonus tax and RFS Holdings minority interest.
(3)
Operating profit/(loss) before tax, movements in the fair value of own debt, Asset Protection Scheme credit default swap - fair value changes, Payment Protection Insurance costs, sovereign debt impairment and related interest rate hedge adjustments, amortisation of purchased intangible assets, integration and restructuring costs, gain on redemption of own debt, strategic disposals, bonus tax and RFS Holdings minority interest.

(4)	Excluding sovereign debt impairment and related interest rate hedge adjustments.
(5)	Cost:income ratio is based on total income and operating expenses as defined in (1) and (2) above and after netting insurance claims against income.
(6)	Profit/(loss) from continuing operations attributable to ordinary and B shareholders divided by weighted average number of ordinary and B shares in issue. Refer to page 76.
(7)	Funded balance sheet represents total assets less derivatives.
(8)	Net of provisions.
(9)	Gross loans and advances to customers include disposal groups and exclude reverse repurchase agreements.
(10)	Tier 1 leverage ratio is total tangible assets (after netting derivatives) divided by Tier 1 capital.
(11)	Tangible equity leverage ratio is total tangible equity divided by total tangible assets (after netting derivatives).
(12)	Tangible equity per ordinary and B share is total tangible equity divided by number of ordinary and B shares in issue.

Results summary - statutory

Highlights

•	Income of £8,603 million for Q3 2011 and £23,899 million for the nine months ended 30 September 2011. Q3 2011 income included a gain of £2,357 million on movements in the fair value of own debt.

•	Operating profit before tax of £2,004 million for Q3 2011 and £1,210 million for the nine months ended 30 September 2011.

•	Core Tier 1 ratio of 11.3%.

	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010
	£m	£m	£m	£m	£m

Continuing operations
Total income	8,603	8,238	6,086	23,899	24,046
Operating expenses	(4,127)	(5,017)	(4,551)	(13,459)	(13,721)
Operating profit before impairment losses	3,742	2,428	393	8,001	6,724
Impairment losses	(1,738)	(3,106)	(1,953)	(6,791)	(7,115)
Operating profit/(loss) before tax	2,004	(678)	(1,560)	1,210	(391)
Profit/(loss) attributable to ordinary and B shareholders	1,226	(897)	(1,146)	(199)	(1,137)

A reconciliation between statutory and managed view income statements is shown in Appendix 1 to this announcement.

Summary consolidated income statement
for the period ended 30 September 2011

In the income statement set out below, movements in the fair value of own debt, Asset Protection Scheme credit default swap - fair value changes, Payment Protection Insurance costs, sovereign debt impairment and related interest rate hedge adjustments, amortisation of purchased intangible assets, integration and restructuring costs, gain on redemption of own debt, strategic disposals, bonus tax and RFS Holdings minority interest are shown separately. In the statutory condensed consolidated income statement on page 58, these items are included in income and operating expenses as appropriate.

	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010
Core	£m	£m	£m	£m	£m

Net interest income	2,968	3,000	3,050	9,020	9,297

Non-interest income (excluding insurance net premium income)	2,352	2,794	2,888	8,630	9,928
Insurance net premium income	992	995	1,109	2,998	3,335

Non-interest income	3,344	3,789	3,997	11,628	13,263

Total income (1)	6,312	6,789	7,047	20,648	22,560
Operating expenses (2)	(3,498)	(3,557)	(3,535)	(10,853)	(10,854)

Profit before other operating charges	2,814	3,232	3,512	9,795	11,706
Insurance net claims	(696)	(703)	(998)	(2,183)	(3,109)

Operating profit before impairment losses (3)	2,118	2,529	2,514	7,612	8,597
Impairment losses (4)	(854)	(853)	(782)	(2,579)	(2,850)

Operating profit (3)	1,264	1,676	1,732	5,033	5,747

Non-Core

Net interest income	110	233	354	593	1,325

Non-interest income (excluding insurance net premium income)	(108)	650	336	640	797
Insurance net premium income	44	95	180	277	521

Non-interest income	(64)	745	516	917	1,318

Total income (1)	46	978	870	1,510	2,643
Operating expenses (2)	(323)	(335)	(561)	(981)	(1,775)

(Loss)/profit before other operating charges	(277)	643	309	529	868
Insurance net claims	(38)	(90)	(144)	(256)	(492)

Operating (loss)/profit before impairment losses (3)	(315)	553	165	273	376
Impairment losses (4)	(682)	(1,411)	(1,171)	(3,168)	(4,265)

Operating loss (3)	(997)	(858)	(1,006)	(2,895)	(3,889)

For definitions of the notes refer to page 7.

Summary consolidated income statement
for the period ended 30 September 2011 (continued)

	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010
Total	£m	£m	£m	£m	£m

Net interest income	3,078	3,233	3,404	9,613	10,622

Non-interest income (excluding insurance net premium income)	2,244	3,444	3,224	9,270	10,725
Insurance net premium income	1,036	1,090	1,289	3,275	3,856

Non-interest income	3,280	4,534	4,513	12,545	14,581

Total income (1)	6,358	7,767	7,917	22,158	25,203
Operating expenses (2)	(3,821)	(3,892)	(4,096)	(11,834)	(12,629)

Profit before other operating charges	2,537	3,875	3,821	10,324	12,574
Insurance net claims	(734)	(793)	(1,142)	(2,439)	(3,601)

Operating profit before impairment losses (3)	1,803	3,082	2,679	7,885	8,973
Impairment losses (4)	(1,536)	(2,264)	(1,953)	(5,747)	(7,115)

Operating profit (3)	267	818	726	2,138	1,858
Fair value of own debt	2,357	339	(858)	2,216	(408)
Asset Protection Scheme credit default swap - fair value changes	(60)	(168)	(825)	(697)	(825)
Payment Protection Insurance costs	-	(850)	-	(850)	-
Sovereign debt impairment	(142)	(733)	-	(875)	-
Amortisation of purchased intangible assets	(69)	(56)	(123)	(169)	(273)
Integration and restructuring costs	(233)	(208)	(311)	(586)	(733)
Gain on redemption of own debt	1	255	-	256	553
Strategic disposals	(49)	50	27	(22)	(331)
Other	(68)	(125)	(196)	(201)	(232)

Profit/(loss) before tax	2,004	(678)	(1,560)	1,210	(391)
Tax (charge)/credit	(791)	(222)	295	(1,436)	(637)

Profit/(loss) from continuing operations	1,213	(900)	(1,265)	(226)	(1,028)
Profit/(loss) from discontinued operations, net of tax	6	21	18	37	(688)

Profit/(loss) for the period	1,219	(879)	(1,247)	(189)	(1,716)
Non-controlling interests	7	(18)	101	(10)	703
Preference share and other dividends	-	-	-	-	(124)

Profit/(loss) attributable to ordinary and B shareholders	1,226	(897)	(1,146)	(199)	(1,137)

For definitions of the notes refer to page 7.

Summary consolidated balance sheet
at 30 September 2011

	30 September 2011	30 June 2011	31 December 2010
	£m	£m	£m

Loans and advances to banks (1)	52,602	53,133	57,911
Loans and advances to customers (1)	485,573	489,572	502,748
Reverse repurchase agreements and stock borrowing	102,259	98,135	95,119
Debt securities and equity shares	244,545	268,596	239,678
Other assets	150,405	141,661	131,043

Funded assets	1,035,384	1,051,097	1,026,499
Derivatives	572,344	394,872	427,077

Total assets	1,607,728	1,445,969	1,453,576

Bank deposits (2)	78,370	71,573	66,051
Customer deposits (2)	433,660	428,703	428,599
Repurchase agreements and stock lending	131,918	124,203	114,833
Settlement balances and short positions	66,478	79,011	54,109
Subordinated liabilities	26,275	26,311	27,053
Other liabilities	230,361	252,117	262,113

Funded liabilities	967,062	981,918	952,758
Derivatives	561,790	387,809	423,967

Total liabilities	1,528,852	1,369,727	1,376,725
Owners' equity	77,443	74,744	75,132
Non-controlling interests	1,433	1,498	1,719

Total liabilities and equity	1,607,728	1,445,969	1,453,576

Memo: Tangible equity (3)	57,955	55,408	55,940

Notes:
(1)	Excluding reverse repurchase agreements and stock borrowing.
(2)	Excluding repurchase agreements and stock lending.
(3)	Tangible equity is equity attributable to ordinary and B shareholders less intangible assets.

Analysis of results

	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010
Net interest income	£m	£m	£m	£m	£m

Net interest income (1)	3,074	3,245	3,459	9,608	10,473

Average interest-earning assets	663,956	661,672	676,290	661,416	699,484

Net interest margin
- Group	1.84%	1.97%	2.03%	1.94%	2.00%
- Core
- Retail & Commercial (2)	3.19%	3.22%	3.20%	3.23%	3.11%
- Global Banking & Markets	0.71%	0.70%	1.13%	0.72%	1.09%
- Non-Core	0.43%	0.87%	1.04%	0.74%	1.18%

Notes:
(1)	For further analysis and details of adjustments refer to pages 64 and 65.
(2)	Retail & Commercial comprises the UK Retail, UK Corporate, Wealth, Global Transaction Services, Ulster Bank and US Retail & Commercial divisions.

Key points

Q3 2011 compared with Q2 2011

•
Group NIM was impacted by the cost of carrying higher liquidity portfolio and balances held at central banks (3 basis points). Lower recoveries and run-off in Non-Core also negatively impacted Group NIM (6 basis points).

•
R&C NIM fell 3 basis points, principally reflecting lower long-term swap yields on current account balances and competitive deposit pricing. Front book asset margins in UK Retail and UK Corporate have continued to rebuild.

•	Average interest-earning assets remained stable, as the build-up in the liquidity portfolio was offset by continued run-off of Non-Core.

Q3 2011 compared with Q3 2010

•	R&C NIM remained essentially flat, with asset repricing offsetting the tightening of liability margins to support the Group's deposit-gathering targets.

Analysis of results (continued)

	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010
Non-interest income	£m	£m	£m	£m	£m

Net fees and commissions	1,148	1,377	1,433	3,907	4,379
Income from trading activities	547	1,204	1,432	3,241	5,159
Other operating income	549	863	359	2,122	1,187

Non-interest income (excluding insurance net premium income)	2,244	3,444	3,224	9,270	10,725
Insurance net premium income	1,036	1,090	1,289	3,275	3,856

Total non-interest income	3,280	4,534	4,513	12,545	14,581

Key points

Q3 2011 compared with Q2 2011

•
Non-interest income decreased by £1,254 million, 28%, principally reflecting lower trading income in Non-Core and in GBM. In Non-Core, Q2 2011 had reflected significant valuation gains c.£0.5 billion which were not repeated in the third quarter. Also in Q3 2011 Non-Core recorded net fair value losses on monoline related portfolios c.£0.2 billion.

•	GBM's non-interest income was 33% lower, reflecting depressed primary market volumes, limited opportunities in the secondary market and a cautious risk appetite.

•
Insurance net premium income fell 5%, driven by continued run-off of legacy insurance policies in Non-Core. Net premium income in RBS Insurance, at £990 million, remained largely flat quarter on quarter.

Q3 2011 compared with Q3 2010

•	The 27% decline in non-interest income was largely driven by uncertain market conditions during the quarter.

•	Q3 2010 Non-Core trading results included some substantial valuation gains with trading income of £219 million in the quarter, compared with a loss of £246 million in Q3 2011.

•
Insurance net premium income declined by 20%, driven by the run-off of legacy policies in Non-Core and an 8% decrease in RBS Insurance largely as a result of the de-risking of the motor book and exit from unprofitable business lines.

Analysis of results (continued)

	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010
Operating expenses	£m	£m	£m	£m	£m

Staff costs	1,963	2,099	2,166	6,382	6,897
Premises and equipment	584	563	596	1,703	1,640
Other	858	834	869	2,557	2,778

Administrative expenses	3,405	3,496	3,631	10,642	11,315
Depreciation and amortisation	416	396	465	1,192	1,314

Operating expenses	3,821	3,892	4,096	11,834	12,629

General insurance	734	793	1,092	2,439	3,547
Bancassurance	-	-	50	-	54

Insurance net claims	734	793	1,142	2,439	3,601

Staff costs as a % of total income	31%	27%	27%	29%	27%

Key points

Q3 2011 compared with Q2 2011

•	Group expenses fell by 2%, largely driven by reduced compensation accruals in GBM, while R&C costs were flat.

•
The Group cost:income ratio was 68% in Q3 2011 compared with 56%, reflecting the subdued operating environment, with income trends the dominant factor. The Core cost:income ratio also worsened, to 62% in the quarter.

Q3 2011 compared with Q3 2010

•	Group costs were 7% lower than in the prior year, with expenses in Non-Core declining 42% with run-off the principal driver.

•	General insurance claims fell by £358 million, 33%, primarily driven by the non-repeat of Q3 2010 reserve strengthening relating to bodily injury claims.

•
The Group cost reduction programme continues to run ahead of target, achieving strong returns with lower programme spend than originally projected. The underlying run rate achieved to date is just under £3 billion per annum. This has enabled the Group to reinvest savings into enhancing the systems infrastructure to improve customer service, increase product offerings and respond to regulatory changes.

Analysis of results (continued)

	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010
Impairment losses	£m	£m	£m	£m	£m

Loan impairment losses	1,452	2,237	1,908	5,587	6,989
Securities impairment losses	84	27	45	160	126

Group impairment losses	1,536	2,264	1,953	5,747	7,115

Loan impairment losses - customers
- latent	(60)	(188)	40	(355)	(5)
- collectively assessed	689	591	748	2,000	2,341
- individually assessed	823	1,834	1,120	3,942	4,653

Loan impairment losses	1,452	2,237	1,908	5,587	6,989

Core	817	810	779	2,479	2,825
Non-Core	635	1,427	1,129	3,108	4,164

Group	1,452	2,237	1,908	5,587	6,989

Customer loan impairment charge as a % of gross loans and advances (1)
Group	1.1%	1.8%	1.4%	1.5%	1.7%
Core	0.8%	0.8%	0.7%	0.8%	0.9%
Non-Core	2.8%	6.0%	3.9%	4.6%	4.7%

Note:
(1)	Gross loans and advances to customers include disposal groups and exclude reverse repurchase agreements.

Key points

Q3 2011 compared with Q2 2011

•
Loan impairments fell 35% on the prior quarter to £1,452 million or 1.1% of gross loans and advances to customers. Core impairments were largely flat on Q2 2011 with a small increase in Retail & Commercial being offset by a reduction in GBM.

•
Non-Core's Q3 2011 loan impairments fell £792 million on the previous quarter, primarily reflecting a decline in impairments on the Ulster Bank portfolio, including a significantly reduced charge for development land values in Ireland.

•
The Retail & Commercial impairment uplift mainly reflected a £58 million increase in Core Ulster Bank driven primarily by deteriorating mortgage metrics. Combined Ulster Bank (Core and Non-Core) impairments were £610 million, down 51% or £641 million from Q2 2011.

Q3 2011 compared with Q3 2010

•
Core loan impairments were up 5% on Q3 2010, primarily driven by the increase in Ulster Bank's mortgage portfolio. GTS increased its provision on an existing single name impairment, while UK Corporate saw an increase in collective charges.

•	The Group customer loan impairment charge as a percentage of loans and advances was 1.1%, compared with 1.4% in Q3 2010.

•	Provision coverage of risk elements in lending was 49% at the end of Q3 2011, in line with Q3 2010.

Analysis of results (continued)

	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010
One-off and other items	£m	£m	£m	£m	£m

Fair value of own debt*	2,357	339	(858)	2,216	(408)
Asset Protection Scheme credit default swap - fair value changes	(60)	(168)	(825)	(697)	(825)
Payment Protection Insurance costs	-	(850)	-	(850)	-
Sovereign debt impairment (1)	(142)	(733)	-	(875)	-
Other
- Amortisation of purchased intangible assets	(69)	(56)	(123)	(169)	(273)
- Integration and restructuring costs	(233)	(208)	(311)	(586)	(733)
- Gain on redemption of own debt	1	255	-	256	553
- Strategic disposals**	(49)	50	27	(22)	(331)
- Bonus tax	(5)	(11)	(15)	(27)	(84)
- RFS Holdings minority interest	(3)	(5)	(181)	(5)	(148)
- Interest rate hedge adjustments on impaired available-for-sale Greek government bonds	(60)	(109)	-	(169)	-

	1,737	(1,496)	(2,286)	(928)	(2,249)

* Fair value of own debt impact:
Income from trading activities	470	111	(330)	395	(185)
Other operating income	1,887	228	(528)	1,821	(223)

Fair value of own debt (FVOD)	2,357	339	(858)	2,216	(408)

**Strategic disposals
(Loss)/gain on sale and provision for loss on disposal of investments in:
- RBS Asset Management's investment strategies business	-	-	-	-	80
- Global Merchant Services	-	-	-	47	-
- Life assurance business	-	-	-	-	(235)
- Other	(49)	50	27	(69)	(176)

	(49)	50	27	(22)	(331)

Note:
(1)
The Group holds Greek government bonds with a notional amount of £1.45 billion. In the second quarter of 2011, the Group recorded an impairment loss of £733 million in respect of these bonds as a result of Greece's continuing fiscal difficulties. This charge (c.50% of notional) wrote the bonds down to their market price as at 30 June 2011. In the third quarter of 2011, an additional impairment loss of £142 million was recorded to write the bonds down to their market price as at 30 September 2011 (c.37% of notional).

Analysis of results (continued)

Key points (continued)

Q3 2011 compared with Q2 2011

•	The Group's credit spreads widened significantly in the third quarter driving a FVOD gain of £2,357 million, compared with the Q2 2011 gain of £339 million.

•
The continuing macroeconomic issues in Greece and a further decline in the value of Greek sovereign bonds in Q3 2011 drove an additional impairment of the Group's AFS bond portfolio of £142 million. The Greek AFS bond portfolio was marked at 37% of par value at 30 September 2011.

•
The APS is accounted for as a derivative and changes to fair value are recorded in the income statement. In Q3 2011 the fair value charge was £60 million compared with a charge of £168 million in Q2 2011. The cumulative charge for the APS is £2.2 billion as at 30 September 2011.

Q3 2011 compared with Q3 2010

•	Integration and restructuring costs fell 25% versus a year ago, largely reflecting lower costs of established cost efficiency programmes.

•
Strategic disposals saw a £49 million charge in Q3 2011, primarily relating to certain Non-Core loan assets which are held for disposal. This compares with a gain of £27 million in Q3 2010 primarily from the disposals of RBS Sempra Commodities JV and factoring businesses in France and Germany.

Bank Levy
Under IFRS, no liability for the bank levy arises until the measurement date, 31 December 2011. Accordingly, no accrual was made for the estimated cost of the levy at 30 September 2011. If the levy had been applied to the balance sheet at 30 September 2011, the cost of the levy to RBS would be a full year charge of approximately £330 million.

Analysis of results (continued)

Capital resources and ratios	30 September 2011	30 June 2011	31 December 2010

Core Tier 1 capital	£48bn	£48bn	£50bn
Tier 1 capital	£58bn	£58bn	£60bn
Total capital	£62bn	£62bn	£65bn
Risk-weighted assets
- gross	£512bn	£529bn	£571bn
- benefit of the Asset Protection Scheme	(£89bn)	(£95bn)	(£106bn)
Risk-weighted assets	£423bn	£434bn	£465bn
Core Tier 1 ratio (1)	11.3%	11.1%	10.7%
Tier 1 ratio	13.8%	13.5%	12.9%
Total capital ratio	14.7%	14.4%	14.0%

Note:
(1)	The benefit of APS in Core Tier 1 ratio is 1.3% at 30 September 2011 (30 June 2011 - 1.3%; 31 December 2010 - 1.2%).

Key points

•
The Group's Core Tier 1 ratio strengthened to 11.3%. The impact of the attributable loss (excluding FVOD) for the quarter was more than offset by a £17 billion reduction in gross RWAs, excluding the benefit of APS.

•	In the third quarter APS provided Core Tier 1 benefit of 1.3%.

•
The Q3 2011 gross RWAs decline was predominantly driven by Non-Core and GBM. Non-Core RWAs declined £7 billion from run-off and disposals; GBM's RWAs declined by £5 billion to £134 billion as a result of on-going risk mitigating actions.

Analysis of results (continued)

Balance sheet	30 September 2011	30 June 2011	31 December 2010

Funded balance sheet	£1,035bn	£1,051bn	£1,026bn
Total assets	£1,608bn	£1,446bn	£1,454bn
Loans and advances to customers (1)	£486bn	£490bn	£503bn
Customer deposits (2)	£434bn	£429bn	£429bn
Loan:deposit ratio - Core (3)	95%	96%	96%
Loan:deposit ratio - Group (3)	112%	114%	117%

Notes:
(1)	Excluding reverse repurchase agreements and stock borrowing.
(2)	Excluding repurchase agreements and stock lending.
(3)	Net of provisions.

Key points

•
The Group's Q3 2011 funded balance sheet decreased by £16 billion versus the prior quarter to £1,035 billion. GBM's funded balance sheet fell £20 billion to £399 billion while Non-Core's steady progress in run-off and disposals during the quarter reduced its assets by a further £8 billion to £105 billion. Non-Core is well placed to reach its year end target of funded assets of £96 billion. A £15 billion increase in liquidity portfolio assets held by Group Treasury partially offset these asset declines.

•
The Group's total assets increased by £162 billion compared with Q2 2011 due to an increase in derivative fair values as a result of lower interest rates. Further discussion of derivatives is included on pages 121 to 125.

•
Group customer deposits increased by £5 billion from Q2 2011, reflecting an increase in GBM and strong growth in both savings and current account balances in UK Retail. Loans and advances to customers fell in the third quarter as Non-Core continued to run down assets. In the core franchises there was modest loan growth in Wealth, US Retail & Commercial, GTS and GBM.

•	The Q3 2011 Group loan:deposit ratio improved to 112% compared with 114% in Q2 2011. The Core loan:deposit ratio also improved to 95% versus 96% at Q2 2011.

Further discussion of the Group's funding and liquidity position is included on pages 102 to 110.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 4 November 2011

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary